Exhibit (a)(1)(B)

E-MAIL TO ALL ELIGIBLE EMPLOYEES

Date: May 22, 2009

Dear NetSuite Employees,

I am pleased to announce that today, NetSuite officially launched a voluntary one-time stock option exchange program. After careful consideration and with the approval of the stockholders, the Compensation Committee of NetSuite’s Board of Directors determined that it would be in the best interests of the company, our employees and its stockholders to approve an option exchange program to allow eligible employees who received certain stock option grants the opportunity to exchange those options for restricted stock units on the new award grant date (expected to be Monday, June 22, 2009). Restricted stock units represent a right to receive shares of our common stock upon certain future vesting dates. Our executive officers will not be eligible to receive restricted stock units in the option exchange program, but will instead be given the opportunity to exchange their eligible options for replacement stock options with an exercise price equal to the closing price of our common stock on the new award grant date.

We have also set up a website dedicated to the stock option exchange program at https://netsuite-exchange.equitybenefits.com. The specific details of the program were included in an e-mail from OptionExchangeAdmin@netsuite.com sent earlier today with the offering documents and are included in the documents found on the offer website.

If you wish to participate in the program, please access the website at https://netsuite-exchange.equitybenefits.com and follow the instructions on the website.

Please review these materials carefully so that you can make an informed decision on whether or not to participate in the program. If, after reviewing the materials, you still have questions about the stock option exchange program, please contact your local Human Resources Representative at the appropriate e-mail address below:

OptionExchange.US@netsuite.com

OptionExchange.UK@netsuite.com

OptionExchange.Canada@Netsuite.com

OptionExchange.Singapore@netsuite.com

OptionExchange.Japan@netsuite.com

OptionExchange.Australia@netsuite.com

OptionExchange.HongKong@netsuite.com

Thank you,

Zachary Nelson

President and Chief Executive Officer